Delisting Determination, The Nasdaq Stock Market, LLC, September 18, 2025, TPI Composites, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of TPI Composites, Inc. effective at the opening of the trading session on September 29, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on August 12, 2025. The Company did not file an appeal.
The Company common stock was suspended on August 19, 2025. The
Staff determination to delist the Company security became final on August 19, 2025.